Exhibit 99.1
News                                       Walter Industries, Inc.


                                           For further information contact:
                                           Public Relations Department
                                           Walter Industries, Inc.
                                           P.O. Box 31601
                                           Tampa, Florida 33631-3601
                                           Telephone:  (813) 871-4448/871-4439

CONTACT:         David L. Townsend
                 Walter Industries, Inc.
                 (813) 871-4448


                                                         FOR IMMEDIATE RELEASE


                   WALTER INDUSTRIES AND MID-STATE TRUST VI
                    COMPLETE OFFERING OF ASSET-BACKED NOTES

         Tampa, FL, June 11, 1997--Walter Industries, Inc. (Nasdaq: WLTR) said today that Mid-State Trust VI, a Delaware trust, has completed the offering of $439.2 million in aggregate principal amount of asset-backed notes.

         The notes were issued in four classes with expected maturity dates of July 1, 2022 and with interest coupons ranging from 7.34% to 7.79%, payable quarterly beginning July 1, 1997.

         Proceeds from the offering will be used primarily to pay down related asset-backed short term borrowings, while also providing approximately $66 million for general corporate purposes.

         The offering was lead managed by Lehman Brothers, with Donaldson, Lufkin & Jenrette, Merrill Lynch & Co., NationsBanc Capital Markets Inc. and Salomon Brothers Inc as co-managers.

         The notes are secured by sales contracts, promissory notes and mortgages originated by Jim Walter Homes, Inc., a wholly-owned subsidiary of Walter Industries. Jim Walter Homes constructs and finances standardized, detached single-family homes. An affiliate, Mid-State Homes, Inc., purchases and services all of the mortgage accounts originated by Jim Walter Homes.

Note to Editor: Walter Industries, Inc., based in Tampa, Florida, is a diversified, multi-subsidiary company with major interests in homebuilding/financing and industrial operations. Walter Industries and its subsidiaries employ 7,800 at manufacturing facilities and sales offices throughout the United States, generating more than $1.5 billion in annual sales and revenues.

                                     #####